Exhibit 1

JOINT FILING AGREEMENT

 The undersigned hereby agree that the Statement on Schedule 13D, dated August 26, 2022, with respect to the ordinary shares of Xtant Medical Holdings, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of August 2022.

ORBIMED ADVISORS LLC

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED ROF II LLC

By:	ORBIMED ADVISORS LLC, its Managing Member

By:	/s/ Carl L. Gordon
Carl L. Gordon
Title: Member of OrbiMed Advisors LLC